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                             PRUDENTIAL MUTUAL FUNDS
                           PRUDENTIAL WORLD FUND, INC.
                                   (THE FUND)

                AMENDED AND RESTATED PLAN PURSUANT TO RULE 18F-3

     The Fund hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act"), setting forth the separate arrangement and expense allocation of each class of shares in each Fund. Any material amendment to this plan with respect to a Fund is subject to prior approval of the Board of Directors/Trustees, including a majority of the independent Directors/Trustees.

                                    CLASS CHARACTERISTICS

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CLASS A SHARES:                     Class A shares are subject to a high initial sales charge and an annual distribution and/or service fee pursuant to Rule 12b-1 under the 1940 Act (Rule 12b-1 fee) not to exceed 0.30 of 1% per annum of the average daily net assets of the class.  The initial sales charge is waived or reduced for certain eligible investors.  Investors who purchase $1 million or more of Class A shares and for whom the initial sales charge would be waived are subject to a contingent deferred sales charge ("CDSC") of 1% on shares that are redeemed within 12 months of purchase.  The CDSC is waived for all such Class A shareholders other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential Financial, Inc.

CLASS B SHARES:                     Class B shares are not subject to an initial sales charge but are subject to a high
                                    CDSC (declining from 5% to zero over a six-year period) which will be imposed on certain redemptions and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class.  The CDSC is waived for certain eligible investors.  Class B shares automatically convert to Class A shares approximately seven years after purchase.

CLASS C SHARES:                     Class C shares issued before October 28, 1998 are not subject to an initial sales charge but are subject to a 1% CDSC which will be imposed on certain redemptions within the first 12 month after purchase and an annual Rule 12b-1 fee not to exceed 1%
                                    of the average daily net assets of the class.  Class C shares issued on or after
                                    October 28, 1998 are subject to a low initial sales charge and a 1% CDSC which will be imposed on certain redemptions within the first 18 months after purchase and an annual
                                    Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class.  The initial sales charge is waived or reduced for certain eligible investors.

CLASS Z SHARES:                     Class Z shares are not subject to either an initial sales charge or CDSC, nor are they subject to any Rule 12b-1 fee.
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                         INCOME AND EXPENSE ALLOCATIONS

Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class of the Fund will be allocated to each class of the Fund on the basis of the net asset value of that class in relation to the net asset value of the Fund.

                           DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by the Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class of the Fund may be different from that paid by another class of the Fund because of Rule 12b-1 fees and other expenses borne exclusively by that class.

                               EXCHANGE PRIVILEGE

Holders of Class A Shares, Class B Shares, Class C Shares and Class Z Shares shall have such exchange privileges as set forth in the Fund's current prospectus. Exchange privileges may vary among classes and among holders of a Class.

                               CONVERSION FEATURES

Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. Conversions will be effected at relative net asset value without the imposition of any additional sales charge. Class B shares acquired through the reinvestment of dividends or distributions will be subject to conversion in accordance with the procedures utilized by the broker-dealer through which the Class B shares were purchased, to the extent such broker-dealer provides sub-accounting services to the Fund, otherwise the procedures utilized by Prudential Mutual Fund Services, LLC, or its affiliates, shall be used.

                                     GENERAL

A. Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B. On an ongoing basis, the Directors/Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Directors/Trustees, including a majority of the independent Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. Prudential Investments LLC, the Fund's Manager, will be responsible for reporting any potential or existing conflicts to the Directors/Trustees.

Approved: November 18, 1999, as amended and restated September 4, 2002

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